Anne Nguyen Parker

Chief

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

March 30, 2020

Re:	Hylete, Inc.
Offering Statement on Form 1-A
File No. 024-11158

Dear Ms. Parker:

On behalf of Hylete, Inc., I hereby request qualification of the above-referenced offering statement at 4:00 P.M., Eastern Time, on Tuesday, March 31, 2020, or as soon thereafter as is practicable.

Sincerely,

/s/ Ronald L. Wilson

Ronald L. Wilson

Chief Executive Officer

Hylete, Inc.

Cc:  Jeanne Campanelli, Esq.

CrowdCheck Law LLP